July 2008 Pricing Sheet dated July 15, 2008 relating to Preliminary Pricing Supplement No. 712 dated July 14, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
PLUS based on the S&P GSCITM Gold Index—Excess Return due January 28, 2011
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JULY 15, 2008
Issuer:	Morgan Stanley
Maturity date:	January 28, 2011
Underlying index:	S&P GSCITM Gold Index—Excess Return
Aggregate principal amount:	$14,172,000
Payment at maturity per PLUS:
If final index value is greater than initial index value,
$1,000 + leverage upside payment
If final index value is less than or equal to initial index value,
$1,000 x index performance factor
This amount will be less than or equal to the stated principal amount of $1,000.

Maximum payment at maturity:	There will be no maximum payment at maturity.
Leverage upside payment:	$1,000 x the upside leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Initial index value:	$86.93371, which is the official settlement price of the underlying index on the pricing date
Final index value:	The official settlement price of the underlying index on the index valuation date
Index valuation date:	January 21, 2011, subject to adjustment for certain market disruption events
Upside leverage factor:	150%
Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS
Pricing date:	July 15, 2008
Original issue date:	July 22, 2008 (5 business days after the pricing date)
CUSIP:	617482AH7
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per PLUS	100%	2.25%	97.75%
Total	$14,172,000	$318,870	$13,853,130
(1)
For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplementand “Plan of Distribution” in the accompanying prospectus supplement.

“S&P GSCITM” is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Morgan Stanley.  The PLUS are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the PLUS.

You should read this document together with the preliminary pricing supplement describing the offering and the prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 712  dated July 14, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.